Wallet Certification By Wolfer Finance Corp

This Wallet Certification ("Certification") is made by the undersigned on behalf of Wolfer Finance Corp ("Company") on 4/22/2024 and provided to Akemona, Inc. ("Akemona") as part of the Listing Agreement for the Regulation Crowdfunding Offering by the Company on the Akemona platform. By signing this Certification, I, the undersigned, affirm that the wallet address provided below is owned and controlled by the Company.

Wallet Address: 0x80B224B3890073AD024AD991e0740BeC53B37990 ("Wallet")

Recitals

WHEREAS, the Company intends to utilize the Wallet to receive funds from its Regulation Crowdfunding offering on the Akemona platform.

Representations and Responsibilities

1. **Compatibility:** The Wallet is capable of receiving Polygon native USDC tokens.

2. **Security Obligations:** I am responsible for maintaining the security and confidentiality of the Wallet's credentials, including passwords, secret phrases, and private keys ("Credentials"). I acknowledge that the loss of Credentials or unauthorized access may result in irreversible loss of funds.

3. **Control and Access:** I maintain control over, and access to, the Wallet's Credentials. I have implemented robust security measures to mitigate the risk of loss or theft.

4. **Protection Against Cyber Theft:** I have taken necessary precautions to protect the Credentials from cyber theft and will not disclose these Credentials to any unauthorized person. No parties, including Akemona, have access to the Wallet's Credentials.

5. **Succession Plan:** I confirm that the Company has established a succession plan for access to the Wallet's private keys in the event I am unable to perform my duties.

6. **Use of Funds:** All funds raised and deposited into the Wallet will be utilized solely for the business operations of Wolfer Finance Corp and not for any personal expenses.

Authorization to Akemona

7. **Fund Transfer:** I hereby authorize Akemona to instruct Aegis Trust to transfer the funds raised in the Company offering to this Wallet in accordance with the agreements with Aegis Trust and the Side Letter Agreement.

8. **Disclosure of Wallet Address:** I permit Akemona to disclose the Wallet address publicly as part of the offering to ensure transparency with the investors.

Limitation of Liability

I agree that Akemona will not be held liable for any losses, damages, or other liabilities including but not limited to direct, indirect, special, incidental, exemplary, or consequential damages arising from the loss of Credentials, mismanagement of the Wallet, or any errors in its use by the Company.

Acknowledgment

By signing below, I acknowledge that I have read, understood, and agreed to the representations and terms outlined in this Certification. I hereby affirm that all representations made herein are true and accurate to the best of my knowledge.

Signed: DocuSigned by: Drew Wolfer 4E2FA7F7614343D... Date of Certification: 4/22/2024

On behalf of: Wolfer Finance Corp

Name: Drew Wolfer

Email: drew@presend.io

Position: CEO